SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

USIP.COM, INC.

(Name of Issuer) COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities) 9173141063
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 6, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 9173141063	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bin Feng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,475,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,475,834
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the $.0001 par value per share common stock (the “Common Stock”) of the Issuer.

The Issuer is a Nevada corporation and its principal executive offices are located at Harbin Dongdazhi, Street 165, 150001, Harbin China.

Item 2. Identity and Background.

(a) The name of the person filing this statement is Bin Feng, hereafter sometimes referred to as the “Reporting Person.”

(b) The Reporting Person’s business address is Harbin Dongdazhi, Street 165, 150001, Harbin China.
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(c) The Reporting Person’s present occupation is Manager of Harbin Yifeng Zhiye Management Co., Ltd.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On or about September 6, 2006, Greenwich Holdings LLC and Joseph J Passalaqua (the “Shareholders”), beneficial owners of 50.1% of the USIP.COM, Inc.’s (hereinafter referred to as “USIP” or the “Company”) outstanding and issued shares of common stock (the “USIP Shares”), entered into and closed on a share purchase agreement (“Share Purchase Agreement) with each of Yun Wang, Shibin Jiang and Bin Feng (the “Buyers”). Pursuant to the Share Purchase Agreement, the Shareholders agreed to sell to Buyers the USIP Shares for $575,000. The source of the funds is personal funds.

Item 4. Purpose of Transaction.

As a result of the sale of the shares to the Buyers, there was a change in control of the Company.

Also, in connection with the sale under the Share Purchase Agreement, the Board of Directors of the Company, comprising Mr. Craig H. Burton, Mr. Joseph J. Passalaqua and Mr. Lewis McGuiness, had agreed at the closing of the Share Purchase Agreement to (a) appoint Yun Wang as a Director of the Company, Chairman of the Board and Chief Executive Officer of the Company, (b) appoint Shibin Jiang and Jianhua Sun as directors of the Company, subject to the filing and dissemination of the Schedule 14f-1, and (c) submit their resignation as directors and officers of the Company, subject to the filing and dissemination of the Schedule 14f-1. As a result thereof, immediately after the closing of the Share Purchase Agreement on September 6, 2006, Messrs. Yun Wang, Shibin Jiang and Jianhua Sun constitute the entire Board of Directors of the Company. The change in the composition of the Board of Directors resulted in a change in control of the Board of Directors of the Company.

As a result of the changes in control, the Buyers were able to cause the Company to enter into a share exchange agreement (the “Share Exchange Agreement”) on September 6, 2006 with the shareholders of American Eco-Environment Corporation (“AEEC”), a Delaware corporation. Pursuant to the Share Exchange Agreement, the following holders of 100% of the issued and outstanding shares of common stock of AEEC exchanged all their shares of common stock in AEEC for the Company’s newly-issued $5,000,000 face value convertible notes (the “Notes”): Yun Wang, Shibin Jiang and Bin Feng.  Yun Wang, Shibin Jiang and Bin Feng received $3,450,000, $650,000 and $900,000 face value Notes, respectively.  The share exchange transaction closed on September 6, 2006.

The Notes have a maturity date of eighteen (18) months from the date of the Note and an interest rate of the prime interest rate plus two percent (2%).  They will automatically convert upon the occurrence of a 165.1099:1 reverse stock split of the Company’s common stock (the “Reverse Split”) into 9,049,399 post-split shares of Company common stock.  Accordingly, Yun Wang, Shibin Jiang and Bin Feng will become holders of 6,244,085, 1,176,422 and 1,628,892 post-split shares of common stock after the Reverse Split.  The Notes carry an aggregate of 1,494,144,955 votes, and have the right to vote along with the common stock on all matters. As holders of the Notes, Yun Wang, Shibin Jiang and Bin Feng each have 1,030,960,019, 194,238,844 and 268,946,092 votes, respectively. They hold these votes in addition to those they possess collectively as holders of 50.1% of the Company’s issued and outstanding shares of common stock. The Company plans to effectuate the Reverse Split in the near future.

Additionally, because Harbin Yifeng Eco-environment Co., Ltd. (“Yifeng”) is a wholly-owned subsidiary of AEEC and Harbin Yifeng Zhiye Management Co., Ltd. (“Zhiye”) is in turn a wholly-owned subsidiary of Yifeng, both Yifeng and Zhiye are now indirect subsidiaries of the Company. Because Yifeng and Zhiye are in the business of processing non-hazardous municipal solid waste and providing environmental engineering consulting services in the People’s Republic of China, the Company is, by means of its acquisition of AEEC, engaged in such business.

While the Company’s previous management did not previously indicate that the Company was a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s new management believes that the Company, prior to the Share Exchange Agreement, qualified as a shell company. As a result of the above-referenced transactions, the Company has ceased being a shell company as such term is defined in Rule 12b-2 under the Exchange Act.

Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 4,475,834 shares of the Issuer’s Common Stock which represents approximately 9.0% of the Issuer’s outstanding common stock.

(b) The Reporting Person directly owns the 4,475,834 shares of Common Stock and has the sole power to vote or to direct the vote with respect to the 4,475,834 shares referred to herein.

(c) Except for the acquisition of 4,475,834 shares of Common Stock pursuant to the Stock Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,475,834 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships WithRespect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to the 3,232,547 shares of Common Stock reported in Item 5(a).

Item 7. Material to be Filed as Exhibits.

1.  Share Purchase Agreement dated September 6, 2006 by and among Joseph J. Passalaqua, Greenwich Holdings, LLC and Yun Wang, Shibin Jiang and Bin Feng. Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 12, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 15, 2006

/s/Bin Feng Name: Bin Feng